As filed with the Securities and Exchange Commission on October 1, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Science and Technology Term Trust

(Name of Subject Company (Issuer))

BlackRock Science and Technology Term Trust

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09260K101

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Science and Technology Term Trust

50 Hudson Yards

New York, New York 10001

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐  third-party tender offer subject to Rule 14d-1

☒  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Contact:

1-800-882-0052

Certain BlackRock Closed-End Funds Announce Tender Offer in Conjunction with Results of the Quarterly Measurement Period of their Discount Management Programs

New York, October 1, 2024 –The BlackRock closed-end funds (the “Funds”) listed below announced today the results of the Quarterly Measurement Period (as defined below) under their previously announced discount management programs (the “Programs”). Funds with a Trigger Event (as defined below) at the end of the Quarterly Measurement Period also announced the dates of tender offers. The Programs are part of the Funds’ ongoing efforts to manage discounts and enhance long-term shareholder value and provide liquidity to the market for their common shareholders. There can be no assurances as to the effect that a Program will have on the market for a Fund’s shares or the discount at which a Fund’s shares may trade relative to its NAV.

As previously announced, under the Programs, each Fund intends to offer to repurchase a portion of its outstanding common shares based on 3-month measurement periods (each a “Measurement Period”) if the Fund’s common shares trade at an average daily discount to net asset value (“NAV”) of greater than 7.50% during a Measurement Period (a “Trigger Event”). The Funds’ Measurement Period commenced on July 1, 2024 and ended on September 30, 2024 (the “Quarterly Measurement Period”). The average daily discount to NAV for each of the Funds during the Quarterly Measurement Period is summarized below.

Quarterly Measurement Period Discount Results for the Funds in the Program

Fund Name	Ticker	Average Daily Discount for the Measurement Period ended September 30, 2024
BlackRock Capital Allocation Term Trust	BCAT	-5.47%
BlackRock ESG Capital Allocation Term Trust	ECAT	-6.07%
BlackRock Innovation and Growth Term Trust	BIGZ	-11.83%
BlackRock Health Sciences Term Trust	BMEZ	-11.67%
BlackRock Science and Technology Term Trust	BSTZ	-10.91%
BlackRock Enhanced Global Dividend Trust	BOE	-12.26%
BlackRock Energy and Resources Trust	BGR	-11.28%
BlackRock Enhanced International Dividend Trust	BGY	-11.91%
BlackRock Enhanced Capital and Income Fund	CII	-8.31%
BlackRock Enhanced Equity Dividend Trust	BDJ	-9.72%
BlackRock Science and Technology Trust	BST	-5.41%
BlackRock Health Sciences Trust	BME	-7.63%
BlackRock Resources & Commodities Strategy Trust	BCX	-12.07%
BlackRock MuniVest Fund, Inc.	MVF	-8.27%
BlackRock Utilities, Infrastructure, & Power Opportunities Trust	BUI	-1.02%

The Funds’ Boards of Directors/Trustees (the “Boards”) determined that if a Trigger Event occurred during the Quarterly Measurement Period with respect to a Fund, the Fund would offer to repurchase a portion of its outstanding common shares by conducting a tender offer for 2.5% of its outstanding common shares at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the next day the NAV is calculated after the expiration date of the tender offer or, if the offer is extended, on the next day the NAV is calculated after the day to which the offer is extended. As a result of the occurrence of a Trigger Event during the Quarterly Measurement Period with respect to each of the following Funds, the Board of each such Fund has authorized the Fund’s tender offer with the anticipated commencement and expiration dates outlined below.

Anticipated Tender Offer Dates for the Funds

Event	CII, BDJ, BGR	BMEZ, BME, BGY	BSTZ, BCX, BOE	MVF, BIGZ
Tender Offer Commencement Date	Tuesday, October 15, 2024	Wednesday, October 16, 2024	Thursday, October 17, 2024	Friday, October 18, 2024
Tender Offer Expiration Date and Time	Friday, November 15, 2024 at 5:00 p.m. Eastern Time, unless otherwise extended	Monday, November 18, 2024 at 5:00 p.m. Eastern Time, unless otherwise extended	Tuesday, November 19, 2024 at 5:00 p.m. Eastern Time, unless otherwise extended	Wednesday, November 20, 2024 at 5:00 p.m. Eastern Time, unless otherwise extended

If more than 2.5% of a Fund’s outstanding common shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the NYSE on the next day the NAV is calculated after the expiration date of the tender offer (or, if the offer is extended, on the next day the NAV is calculated after the day to which the offer is extended). Accordingly, there is no assurance that a Fund will purchase all of a shareholder’s common shares tendered in the tender offer. Payments for shares tendered and accepted are expected to be made within approximately five business days after the expiration date.

The terms and conditions of each Fund’s tender offer will be set forth in an Offer to Purchase, a related Letter of Transmittal, and related documents, which will be distributed to the respective Fund’s common shareholders. As soon as its tender offer commences, each Fund will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), which will include an Offer to Purchase and related Letter of Transmittal.

IMPORTANT NOTICE

This press release is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of the Funds and the above statements are not intended to constitute an offer to participate in any tender offer. Any offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the applicable Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Funds on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Funds. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Funds and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to a Funds’ or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Funds, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Funds or in a Funds’ net asset value; (2) the relative and absolute investment performance of a Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to a Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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